Exhibit 12.1

Progenics Pharmaceuticals, Inc.
Ratio of Earnings (Loss) to Combined Fixed Charges and Preferred Stock Dividends
(in thousands)

	Nine Months Ended September 30,	Years Ended December 31,
	2011	2010	2009	2008	2007	2006
Determination of earnings (loss):
Income (loss) from operations(1)	$21,127	$(69,820)	$(30,612)	$(44,672)	$(43,688)	$(21,497)
Add:
Fixed charges	492	709	555	594	483	339

Earnings (loss), as adjusted	$21,619	$(69,111)	$(30,057)	$(44,078)	$(43,205)	$(21,158)

Fixed charges:

Estimate of interest within rental expense	492	709	555	594	483	339

Fixed charges	$492	$709	$555	$594	$483	$339

Preferred stock dividends	$-	$-	$-	$-	$-	$-

Ratio of earnings (loss) to fixed charges and preferred stock dividends	44	*	*	*	*	*
Coverage deficiency amount for total fixed charges and preferred stock dividends (2)	-	$69,820	$30,612	$44,672	$43,688	$21,497
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(1)           Excludes loss in joint venture of $121 in 2006.
(2)	For the full years presented, the Company’s coverage ratio is less than one-to-one and it must generate additional earnings of these specified amounts to achieve a coverage ratio of 1:1.